December 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Priscilla Dao Jan Woo Joseph Kempf
Robert Littlepage

Re:	Locafy Limited
Draft Registration Statement on Form F-1
Submitted September 27, 2021
CIK No. 0001875547

Ladies and Gentlemen:

This letter is submitted on behalf of Locafy Limited (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 25, 2021 regarding the Company’s Draft Registration Statement on Form F-1 submitted to the Commission on September 27, 2021 (the “Registration Statement”). For ease of reference, the comments in the Staff’s letter are reproduced below in italicized form. Terms that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Draft Registration Statement submitted on Form F-1 on September 27, 2021

Market, Industry and Other Data, page ii

1.	You state that you have not independently verified information by third-party sources regarding your industry and the market in which you operate. Please note that you are responsible for the entire contents of the registration statement. Revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market and industry data included in your disclosures.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page ii of the Registration Statement.

Risk Factors, page 13

2.	Please add a risk factor that you rely on government subsidies and research and development grants. We note that income from these sources were a significant portion of your revenue and income in 2020 and 2021.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 17 of the Registration Statement.

We use third-party services and technologies..., page 13

3.	We note your disclosure in this risk factor and on page 15 of the importance of Amazon Web Services in hosting your services. Please disclose the material terms of your agreement with such service, including the term and any termination provisions.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 15 of the Registration Statement. In addition, the Company’s advises the Staff that its agreement with Amazon Web Services follows Amazon Web Services generic terms and conditions, which may be found in Section 7 at the following website: https://aws.amazon.com/agreement/.

If we fail to maintain an effective system of internal control over financial reporting..., page 24

4. You state that you have identified material weaknesses in your internal control over financial reporting and that you expect to implement remedial measures. Please disclose how long you estimate it will take to complete your plans and any associated material costs that you have incurred or expect to incur.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 24 of the Registration Statement. In addition, the Company recognizes that maintaining internal controls is an ongoing effort, it expects that the implementation of key controls and documentation to be completed by June 30, 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

5. You state elsewhere that your growth strategy is largely dependent upon increasing the number of customers that use your technology. Please disclose the number of customers for each period presented in your financial statements.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 32 of the Registration Statement.

6. You also state that customer success and retention are also a part of your growth strategy and that it is important that existing customers renew their subscriptions when existing contracts expire. Please disclose how you measure customer retention and whether management uses specific metrics to measure retention.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 46 of the Registration Statement.

7. Please enhance the overview of your management’s discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. For example, discuss each of the three operating segments, the percentage of revenue you generate from each segment, and the emerging trends within those segments. We note that revenue from the Direct segment has significantly increased from 2020 to 2021 while revenues from the Publishing segment has significantly decreased over the same time period.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 44 of the Registration Statement.

Results of Operation, page 34

8. In your discussion of revenues you cite the “particular significance” of an ongoing change in the mix of underlying revenue from a declining print business to growth largely derived from recurring subscription-based revenue; however you provide no quantification of the contribution of each factor to the material changes in the various line items discussed. Similarly on page 35, without quantification you attribute changes in your advertising expense to declining resale of third party online adverting and to discontinuance of your print directory line of business. Please see the guidance provided by Section III.D of Release 33-6835 and, as applicable, revise throughout to quantify the impact of each material factor discussed when your results are impacted by two or more factors. In this regard, clarify and quantify the impact of such changes on your reporting segment results of operations.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 33 and 34 of the Registration Statement.

Business
Intellectual Property, page 49

9. Please revise to disclose the expected expiration date for your U.S. patent relating to your underlying technology. Property and Facilities, page 49

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 47 of the Registration Statement.

10. Please file your lease as an exhibit to your registration statement. Please refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see Exhibit 10.4 of the Registration Statement.

Financial Statements

3.2. Basis of preparation, page F-9

11. We note monetary amounts are expressed in Australian dollars. We also note in the penultimate paragraph on page ii that you refer to U.S. dollars as “$” and “US$”, and Australian dollars as “A$”; a convention which does not appear to be applied consistently in the financial statements and accompanying footnotes. Please clarify and revise as appropriate.

The Company acknowledges the Staff’s comment and has revised the financial statements in the Registration Statement accordingly. Please see pages F-1 through F-6 and F-9 of the Registration Statement.

3.5 Revenue

Publishing, page F-11

12. We note that you publish advertising through your proprietary directories and you also earn additional advertising revenues from Google Ad. We also note that your Publishing segment incurs advertising costs. Tell us and disclose what portions of your advertising revenues are recognized on gross or net basis and why.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page F-11 of the Registration Statement. In addition, the Company advises the Staff that revenue from its Publishing segments is derived through both Data and Advertising streams. The Company generates Data revenues through publishing advertisements on a Pay-Per-Impression or similar business and through publishing business directory listings on a per-insertion basis. The Company additionally earns advertising revenues through third parties, such as Google Ads, and recognizes such revenues on a net basis during the period in which the advertisings or listings are published.

13. We note the your Publishing segment recognizes non-advertising revenues over time and that some of such revenues are earned from the creative production of custom Proximity Pages, Proximity Networks or Locators to the replacement of an entire online directories. Tell us whether such creative production revenues are material to your operating results and if so, tell us how you determined that control of such creative product is transferred to your customers over time.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page F-11 of the Registration Statement. In addition, the Company advises the Staff that creative production revenues derived from creative production of custom Proximity Pages, Proximity Networks and Locators are classified as Subscription-based revenue and accordingly recorded in the Direct and Channels segments, not the Publishing segment.

3.9 Share-based payments arrangements, page F-12

14. In accordance with paragraphs 47 through 49 of IFRS 2, disclose as applicable how fair value is determined in transactions where equity instruments are granted as compensation for goods and services.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages F-12 and F-13 of the Registration Statement.

3.13 Impairment of tangible and intangible assets other than goodwill, page F-14

15. Further, we note that 87.5% of your segment assets are allocated to your Publishing reporting segment. A substantial portion of these Publishing segment assets appear to be the carrying cost of databases. In light of the material decline in Publishing segment revenues and current reported segment operating loss, tell us your consideration of impairment of publishing segment assets.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages F-12 and F-14 of the Registration Statement. In addition, the Company advises the Staff that its database assets relate to the online directories it has acquired, which are used to derive Advertising and Data revenues in the Publishing segment. The decline in the Publishing segment relates to the closure of the Company’s print directory business, which derived Print revenues, and that accordingly have no relation to the database assets. Thus, no impairment of the Publishing segment was necessary.

7. Segment Reporting, page F-21

16. We note from the top of page 48 that you support your channel resellers through your “customer success team.” In this regard, please tell us why no technology expenses and no employee benefit expenses were allocated Channel segment operations during your fiscal year ending June 30, 2020.

The Company advises the Staff that it only began to create a dedicated customer success team during Fiscal Year 2021 and that prior to Fiscal Year 2021, there had been no customer success team, and therefore no associated technology and employment expenses for such prior periods.

17. Please disaggregate by nature the “Other expenses not allocated” line-item, in the first table on page F-22.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page F-23 of the Registration Statement.

29. Share-based payments, page F-35

18. In light of the November 16, 2020 modification of expiration dates of your Performance Rights, please expand your disclosures as required by paragraphs 47(c)(ii) and (iii) of IFRS 2.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page F-34 of the Registration Statement.

Movements in Performance Rights during the year, page F-35

19. It appears as though the numbers of Performance Rights reported in the tables on page F-35 have not been retroactively adjusted for the 1 for 20 reverse split of August 20, 2021. Please either revise or advise.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page F-34 of the Registration Statement.

32. Post-reporting date events, page F-36

20. Tell us and disclose how you plan to account for the non-interest bearing convertible notes issued after June 30, 2021. Disclose the terms of these notes and tell us how you plan to account for the current elective and the post-IPO mandatory conversion features.

The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages F-28 and F-35 of the Registration Statement.

General

21. Please file the articles of incorporation of the company. Please refer to Item 601(b)(3)(i) of Regulation S-K.

The Company advises the Staff that companies incorporated in Australia after 1998 are not required to have either articles of association or a memorandum of association. Instead, the Company maintains the Company’s Constitution, the instrument corresponding to the articles of incorporation under the Australian Corporations Act of 2001, which is currently filed as Exhibit 3.1 to the Registration Statement.

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, not they retain copies of the communications.

The Company acknowledges the Staff’s comment and will provide the Staff with copies of such written communications.

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at 212-659-4984.

Very truly yours,

/s/ Rick Werner
Rick Werner, Esq.

cc:	Gavin Burnett, Chief Executive Officer, Locafy Limited